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                               CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Kinross Gold Corporation ("Kinross") on our report dated March 21, 2003 which Kinross used, or directly quoted from, in preparing summaries, including ore reserve and mineral estimates, in the Annual Report of the Round Mountain Gold Mine.


Daniel B. Moore


____________________________________

Title: Engineering Superintendent

Date: May 19                        , 2003
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